191 Peachtree Street Atlanta, Georgia 30303 www.kslaw.com
John J. Kelley Direct Dial: 404-572-3401 Direct Fax: 404-572-5100 jkelley@kslaw.com
June 17, 2005

Via Facsimile and EDGAR

Securities and Exchange Commission Division of Corporation Finance Mail Stop 0409 Washington, D.C. 20549

Attn:	Pamela A. Long
Assistant Director

Re:                                                                             Foster Wheeler Ltd.

Registration Statement on Form S-3

Filed May 25, 2005

File No. 333-125223

Dear Ms. Long:

We are responding to the Staff’s comment contained in its letter dated June 8, 2005.  For your convenience, this letter sets forth in italics the Staff’s comment before our response.

General

1.                                       It appears that the company is relying on Instruction I.B.4 of Form S-3 to register the issuance of common stock underlying the warrants.  Please advise the staff supplementally of the steps the company has taken to comply with paragraphs (b) and (c) of general instruction I.B.4 of Form S-3.

Response:  The company believes that it has complied with the requirements of paragraphs (b) and (c) of general instruction I.B.4 of Form S-3.  On October 28, 2004, the company completed a mailing of proxy materials in respect of its joint annual and special general meeting of shareholders to be held November 29, 2004, together with a copy of its most recent annual report on Form 10-K, in lieu of an annual report to securityholders  (collectively, the “Materials”).  The Materials were mailed to holders of record of the company’s common shares and Series B Convertible Preferred Shares (the “Preferred Shares”) as at October 25, 2004.  The Materials contained the information required by Rule 14a-3(b) under the Securities Exchange Act of 1934, as amended, as well as the information required by Items 401, 402 and 403 of Regulation S-K.

ATLANTA  •  HOUSTON  •  LONDON  •  NEW YORK  •  WASHINGTON, D.C.

The Class A Warrants were issued, together with common shares and Preferred Shares, to holders of the company’s trust preferred securities as part of the company’s equity-for-debt exchange offer, which closed on September 24, 2004.  The Class B Warrants were issued to existing registered common shareholders as of September 23, 2004.  Consequently, the company believes that, as a result of their holdings of common shares and/or Preferred Shares, all holders of Class A Warrants and of Class B Warrants received the Materials in satisfaction of the requirements of Form S-3.

*   *   *   *

I hope the foregoing information is helpful.  If I can be of any assistance to the Staff in explaining the matters described in this letter, please let me know.  Please contact me with any questions or comments at 404-572-3401.

Very truly yours,

/s/ John J. Kelley
John J. Kelley

cc:	Tracy Kimmel – King & Spalding LLP
Lisa Fries Gardner – Foster Wheeler Ltd.
Tracey McKoy – Securities and Exchange Commission